Via Facsimile and U.S. Mail
Mail Stop 6010

April 28, 2008

Fernando L. Fernandez
Senior Vice President – Finance, Chief
Financial Officer, Treasurer and Secretary
Continucare Corporation
7200 Corporate Center Drive
Suite 600
Miami, FL 33126

      Re: Continucare Corporation
              Form 10-K for the Fiscal Year Ended June 30, 2007
              Form 10-Q for the quarter ended December 31, 2007
              File No. 001-12115

Dear Mr. Fernandez

We have completed our review of your Forms 10-K and 10-Q and have no further
comments at this time.

            Sincerely,

            Joel Parker
            Accounting Branch Chief